Exhibit 12.1

NCL Corporation Ltd.

Statement Regarding Computation of Ratios

(in thousands)	Three months ended March 31,		Years ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Earnings:
Income (loss) before tax	$(16,081)	$5,286	$67,736	$(210,929)	$(226,217)	$(131,689)	$17,385
Less – capitalized interest	(4,564)	(2,625)	(12,067)	(14,491)	(18,849)	(21,936)	(32,151)
Total fixed charges	43,089	31,409	140,827	174,702	204,742	170,377	131,183

	$22,444	$34,070	$196,496	$(50,718)	$(40,324)	$16,752	$116,417

Fixed charges:
Operating lease expense factored at one-third	$2,686	$3,372	$13,410	$7,847	$10,484	$11,963	$12,026
Interest cost	40,403	28,037	127,417	166,855	194,258	158,414	119,157

Total fixed charges	$43,089	$31,409	$140,827	$174,702	$204,742	$170,377	$131,183

Ratio of earnings to fixed charges	—	1.1x	1.4x	—	—	—	—
Surplus (deficiency) in fixed charge coverage ratio	$(20,645)	$2,661	$55,669	$(225,420)	$(245,066)	$(153,625)	$(14,766)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income (loss) before tax less capitalized interest plus fixed charges. Fixed charges consist of interest (expensed and capitalized) on all indebtedness, plus a one-third proportion of rental expense deemed to be representative of the interest.